Exhibit 99.93

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in the Registration Statement on Form 40-F of Lithium Americas Corp., being filed with the United States Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, on the date hereof, of our report dated March 28, 2017, relating to the consolidated financial statements for the fifteen-month period ended December 31, 2016 and the year ended September 30, 2015.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, BC

January 17, 2018